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                                                  Exhibit 20


CONTACT:  Roy Winnick or Adam Weiner
          Kekst and Company
          (212) 593-2655


 PETROLITE AND BARNICKEL AGREE TO EXPLORE SALE OF PETROLITE

ST. LOUIS, November 29, 1996 -- Petrolite Corporation and
Wm. S. Barnickel & Co., the owner of 47% of Petrolite's outstanding stock, jointly announced today that they have agreed to explore a sale or merger of Petrolite on the most advantageous terms for all Petrolite shareholders.

Under a memorandum of understanding that Petrolite and Barnickel signed late Wednesday, a Special Committee of the Petrolite Board of Directors will be in charge of the sale process with the full participation (other than voting) of two Barnickel representatives. The memorandum provides, among other things, that Goldman, Sachs & Co., Petrolite's financial advisor, and Morgan, Stanley & Co., Incorporated, Barnickel's financial advisor, will execute a singular process for the exploration of the sale of Petrolite. Barnickel has agreed to stand-still with respect to any consent solicitation for 90 days in order to permit the sale process to proceed in an orderly manner.

Petrolite and Barnickel have also agreed to the dismissal of litigation that is pending in Delaware.

St. Louis-based Petrolite Corporation (Nasdaq: PLIT) is a specialty chemical company offering integrated technologies to meet the needs of customers in a dozen major markets in more than 30 countries. Its products and services, especially those for energy-related industries, include chemical treatment programs, performance-enchancing additives, process equipment and engineering services. It also manufactures and markets proprietary polymers used as additives in a wide range of industrial and consumer product applications.


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